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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

ArcSight, Inc.
(Name of Subject Company)

ArcSight, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)

039666102
(CUSIP Number of Class of Securities)

Thomas J. Reilly
President and Chief Executive Officer
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David A. Bell, Esq. Michael A. Brown, Esq. Shulamite R. Shen, Esq. Aaron Hou, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041	Trâm T. Phi, Esq. Vice President and General Counsel ArcSight, Inc. 5 Results Way Cupertino, California 95014
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on September 22, 2010 (as the same may further be amended or supplemented from time to time, the "Schedule 14D-9") by ArcSight, Inc., a Delaware corporation (the "Company"), relating to the tender offer by Priam Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), disclosed in the Tender Offer Statement on Schedule TO, as amended by that certain Amendment No. 1 filed with the SEC on October 5, 2010 (together with the exhibits thereto, as may be amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and HP with the SEC on September 22, 2010, pursuant to which Purchaser is offering to purchase all outstanding shares of the Company's common stock, par value $0.00001 per share (the "Shares") at a price of $43.50 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer") contained in the Schedule TO. The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

        This Amendment No. 1 is being filed to reflect certain updates as reflected below (Item 8(e) is hereby amended and supplemented to add the information set forth under that item below).

Item 8.    Additional Information.

  (e)
  Antitrust.

        On October 1, 2010, the Company received early termination of the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Accordingly, the portion of the Antitrust Condition (as defined in the Offer to Purchase) relating to the HSR Act has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 14—"Conditions to the Offer" of the Offer to Purchase, including, among other things, the satisfaction of the other elements of the Antitrust Condition relating to compliance with antitrust laws in Austria and Germany, and the satisfaction of the Minimum Condition (as defined in the Offer to Purchase).

Item 9.    Exhibits.

        Exhibit (a)(1)(B) of the Schedule 14D-9 has been amended by:

        On Page 12 of the Form of Letter of Transmittal, deleting the last sentence in its entirety.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

ArcSight, Inc.
By:	/s/ STEWART GRIERSON
	Name:	Stewart Grierson
	Title:	Chief Financial Officer
Date: October 5, 2010

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  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE